NOTICE OF EXPENSE WAIVER/REIMBURSEMENT

This NOTICE OF EXPENSE WAIVER/REIMBURSEMENT is signed as of April 1, 2006, by PRUDENTIAL INVESTMENTS LLC (PI), the Manager of Prudential Institutional Liquidity Portfolio, Inc. – Institutional Money Market Series, an open-end management investment company (the Fund).

WHEREAS, PI desires to continue its contractual waive and/or reimbursement of a portion of its management fees and/or Fund operating expenses, respectively, for the Fund until July 31, 2007; and

WHEREAS, PI understands and intends that the Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund's expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver and/or reimbursements.

NOW, THEREFORE, PI hereby provides notice that it has agreed to limit the annual operating expense of the Fund, exclusive of any distribution or service (12b-1) fees incurred by any class of shares of the Fund, to not more than .15 of 1% of the average daily net assets of the Fund. This contractual waiver and/or reimbursement shall be effective from the date hereof until July 31, 2007.

IN WITNESS WHEREOF, PI has signed this Notice of Expense Waiver/Reimbursement as of the day and year first above written.

PRUDENTIAL INVESTMENTS LLC

By:	_/s/ Robert F. Gunia	_

Name: _Robert F. Gunia______

Title:	_Executive Vice President_